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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549



                                  SCHEDULE 13G



                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                   PURSUANT TO RULES 13d-1(b), (c) AND (d) AND
                 AMENDMENTS THERETO FILED PURSUANT TO 13d-2(b)*



                                 FIRSTMARK CORP.
                                (Name of Issuer)



                          COMMON STOCK, $.20 PAR VALUE
                         (Title of Class of Securities)

                                   337908 20 6
                                 (CUSIP Number)

                                 MARCH 31, 2000
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)
[X]  Rule 13d-1(c)
[ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                      (Continued on the following page(s))



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CUSIP No. 337908 20 6                13G                       Page 2 of 6 Pages
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 1)    Name of Reporting Person
       I. R. S. Identification No. of Above Persons (entities only)

       John Joseph Gorman
--------------------------------------------------------------------------------

 2)    Check the Appropriate Box if a Member of a Group*                 (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------

 3)    SEC Use Only

--------------------------------------------------------------------------------

 4)    Citizenship or Place of Organization          United States

--------------------------------------------------------------------------------

                           (5)     Sole Voting Power              176,500(1)
       Number of           -----------------------------------------------------
       Shares
       Beneficially        (6)     Shared Voting Power            390,380(2)
       Owned by            -----------------------------------------------------
       Reporting
       Person With         (7)     Sole Dispositive Power         176,500(1)
                           -----------------------------------------------------

                           (8)     Shared Dispositive Power       390,380(2)
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 9)    Aggregate Amount Beneficially Owned by Reporting Person    566,880(3)
--------------------------------------------------------------------------------

10)    Check if the Aggregate Amount in Row (9) Excludes Certain Shares*     [X]
--------------------------------------------------------------------------------

11)    Percent of Class Represented by Amount in Row (9)          10.3%(4)
--------------------------------------------------------------------------------

12)    Type of Reporting Person*                                  IN
--------------------------------------------------------------------------------

       (1)    Mr. Gorman has sole voting and dispositive power with respect to
              (i) 1,500 shares held directly by him and (ii) 175,000 shares held in Mr. Gorman's 401(k) account.

       (2) Mr. Gorman shares voting or dispositive power with respect to (i) 254,380 shares held by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder,
              (ii) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, (iii) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of the State of New Jersey of which Mr. Gorman's brother, Jerome S. Gorman, is the custodian.


       (3) Mr. Gorman beneficially owns (i) 1,500 shares held directly by him, (ii) 175,000 shares held in Mr. Gorman's 401(k) account,
              (iii) 254,380 shares held by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder,
              (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, of which Mr. Gorman's brother, Jerome
              S. Gorman, serves as custodian, (v) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee.

       (4) Assumes a total of 5,501,430 shares outstanding, based on the amount reported in Firstmark Corp.'s most recent Quarterly Report on Form 10-QSB for the quarterly period ending September 30, 2000.

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

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PRELIMINARY NOTE

     On March 31, 2000, John Joseph Gorman ("Mr. Gorman") acquired beneficial ownership of greater than five percent (5%) of the common stock, par value $.20 per share, of Firstmark Corp. ("Common Stock"), thereby triggering an obligation to file a Schedule 13G pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934 (the "Act"). On April 3, 2000, Mr. Gorman acquired beneficial ownership of an amount of shares that resulted in his beneficial ownership increasing in the aggregate to greater than ten percent (10%) of the Common Stock outstanding. This Schedule 13G is filed to report Mr. Gorman's beneficial ownership of Common Stock pursuant to Rules 13d-1(c) and 13d-2(d) of the Act.

ITEM 1(a).  NAME OF ISSUER:

            Firstmark Corp.

ITEM 1(b).  ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

            One Financial Place, 222 Kennedy Memorial Drive, Waterville, Maine 04901

ITEM 2(a).  NAME OF PERSON FILING:

            Pursuant to Rule 13d-1(c) under the Securities Exchange Act of 1934, as amended (the "Act"), John Joseph Gorman, a Texas resident ("Mr. Gorman"), hereby files his Schedule 13G to reflect his beneficial ownership of common stock of Firstmark Corp.

ITEM 2(b).  ADDRESS OR PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

            2700 Via Fortuna, Suite 400, Austin, Texas 78746

ITEM 2(c).  CITIZENSHIP:

            John Joseph Gorman is a United States citizen.

ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

            Common Stock, par value $.20 per share


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ITEM 2(e).  CUSIP NO.:

            337908 20 6

ITEM 3.     NOT APPLICABLE

ITEM 4.     OWNERSHIP:

            Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in
            Item 1:

            (a)   Amount beneficially owned: 566,880*

            (b)   Percentage of class: 10.3%

            (c)   Number of shares as to which such person has:

                  (i)   sole power to vote or to direct the vote: 176,500*

                  (ii)  shared power to vote or to direct the vote: 390,380*

                  (iii) sole power to dispose or direct the disposition of:
                        176,500*

                  (iv)  shared power to dispose or direct the disposition of:
                        390,380*

            * Mr. Gorman beneficially owns 566,380 shares of common stock of Firstmark Corp., approximately 10.3% of the common stock of Firstmark Corp. outstanding, consisting of (i) 1,500 shares held directly by Mr. Gorman, (ii) 175,000 shares held in Mr. Gorman's 401(k) account, (iii) 254,380 shares held by Tejas Securities Group, Inc., a Texas corporation of which Mr. Gorman is the controlling shareholder, (iv) 60,000 shares held by the Jerome S. Gorman Custodial Account fbo Matthew Jerome Gorman, a UGMA account under the laws of New Jersey of which Mr. Gorman's brother, Jerome S. Gorman, serves as custodian with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, (v) 38,000 shares held by the 1994 Ryleigh Gorman Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares, and (vi) 38,000 shares held by the John Joseph Gorman V Trust, a trust organized under the laws of the State of Texas of which Mr. Gorman's spouse, Tamra I. Gorman, is the sole trustee with the sole power to vote, direct the vote, dispose or direct the disposition of such shares.

ITEM 5.     OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

            If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.     OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:


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            Not Applicable.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED BY THE PARENT HOLDER COMPANY:

            Not Applicable.

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable.

ITEM 9.     NOTICE OF DISSOLUTION OF THE GROUP:

            Not Applicable.

ITEM 10.    CERTIFICATION.

            By signing below, I certify that, to the best of my knowledge and belief, the Securities referred to above were not acquired for the purpose and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


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SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2001                  /s/ JOHN JOSEPH GORMAN
                                   ---------------------------------------------
                                   John Joseph Gorman


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